February 7, 2025

Gautam Nadella
Chief Executive Officer
EQT Private Equity Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

       Re: EQT Private Equity Company LLC
           Amendment No. 3 to Registration Statement on Form 10-12G Filed January 22, 2025
           File No. 000-56683
Dear Gautam Nadella:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G
General

1. Please expand on your analysis regarding your status as a special situation investment company to provide a comprehensive legal analysis regarding whether you believe
       that you are acquiring securities    primarily for the purpose of making
a profit in the
       sale of the controlled company   s securities    and to use your control
to rehabilitate
       businesses by management reforms to enhance their selling values. In your response, please also:
           Cite to any authority you rely on in determining that the concept of a special situation investment company is limited only to (i) companies acquiring securities for purposes of obtaining a quick profit in the sale of the
controlled company   s
           securities and (ii) those companies investing in publicly traded securities. In addition, please provide a comprehensive legal analysis addressing your
           determination that your anticipated three to five year holding period for most
           portfolio companies does not meet such a    quick    standard. To
the extent that
 February 7, 2025
Page 2

           your position is based on no-action relief granted to issuers by the staff in the past, please discuss the similarities and differences to your factual circumstances and address specifically whether you can make all of the representations made by the relevant issuer.
             Describe (i) how many portfolio companies you anticipate having at any one time,
           (ii) under what circumstances you anticipate selling a portfolio company, and (iii)
           whether you anticipate likely operating any portfolio companies indefinitely and, if so, the circumstances in which you anticipate doing so.
             Address your purported primary business (of    exercising joint
control over your
           Control JVs      ) and your business description beginning at page 1
of Item 1 in
           your filing, which does not appear to reference any line of business in which you will sell goods or services. In this regard, your representations appear to imply that you are engaged in the business of supplying managerial assistance that will leverage the expertise of asset managers to achieve capital appreciation, notwithstanding the fact that the Commission has previously stated
that a    holding
           company [in contrast to a special situation investment company] generally secures control of other companies primarily for the purpose of engaging in the other
           companies    line of business.    See Certain Prima Facie Investment
Companies,
           Release No. IC-10937 (Nov. 13, 1979).
2.     Please expand on your discussion of your directors, officers, and employees to
       describe their expertise and discuss whether their expertise would tend to indicate that your acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. Please also discuss whether the expertise of such directors, officers, and employees would tend to indicate
       that you are    actively us[ing] [your] control to rehabilitate going
businesses by
       management reforms so as to enhance the selling values of the holdings. Please also
       address the approximate percentage of such persons    time that will be
devoted to
       implementing management reforms versus time devoted to engaging in portfolio
       companies    lines of business.
3.     You appear to take the position that income from the sale of a portfolio
company   s
       securities should be considered good income for you, assuming that it is passed to you via a Control JV. To the extent that this accurately describes your position, please discuss why the fact that income was earned in securities transactions whether
       passed through an intermediary or not   does not indicate that it should
weigh in favor
       of determining that you are an investment company in the Section 3(a)(1)(A) analysis.
       In addition, please clarify which entities (e.g., Control JVs) are consolidated and, therefore, considered in your Section 3(a)(1)(A) analysis of the company.
4.     We note that, in response to our query regarding the form of ownership of your
       underlying portfolio companies, you observed that    [t]he Company does
not believe
       that the application of the principles underlying the Howey test should have radically
       different outcomes depending on the form of business entity used.    To
restate the
       staff   s question differently, please clarify whether you expect that the underlying
       portfolio companies will be owned by Control JVs, directly and indirectly, exclusively in the form of interests meeting the definition of a security under section 2(a)(36)
       exclusively because they would be    investment contracts    (such that
analysis under
 February 7, 2025
Page 3

       Howey would be the appropriate mode of analysis).
5. We note your discussion of the Fifth Avenue opinion and your suggestion that the
       district court   s reading is    problematic    because    any issuer
owning and holding
       securities issued by a majority-owned subsidiary     would nonetheless
be captured as
       an investment company under 3(a)(1)(A).    It does not appear to the
staff that the
       district court   s reading would oblige such a result, given the facts
and circumstances
       nature of analysis under Section 3(a)(1)(A) (and 3(a)(1)(A)   s lack of
a requirement for
       unconsolidated analysis); assuming an issuer is a bona fide holding company
       engaging in the business of its operating majority owned subsidiary, it would appear
       that the majority owned subsidiary   s business   including, for
example, its income,
       assets, etc.   would be considered in evaluating the parent   s primary
business.
       Nevertheless, even to the extent one were to accept the view advanced in your response, please discuss whether the fact that (i) you (and affiliates of any particular
       Control JV) will be buying (and selling) securities on an ongoing basis and (ii) you expect the majority of Control JVs to sell their interests in portfolio companies within three to five years complicates any conclusion that a Control JV is
merely    holding
       securities. In your response, please clarify at what level of activity you believe a
       Control JV would be    investing    rather than    holding.
Item 1. Business
The Manager, page 3

6. We note your response to prior comment 2. We further note that your revised disclosure did not include any information regarding the manager's performance history. Therefore, please revise to provide such disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Mark Brod, Esq.